UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HUMACYTE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

020751103

(CUSIP Number)

Thomas D. Brouillard, Jr. Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 781-699-9000	Copy to:	Robert A. Grauman, Esq. Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 646 206-2932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and restates certain items of the Schedule 13D originally filed on September 2, 2021 (the “Schedule 13D”) by Fresenius Medical Care Holdings, Inc., a New York Corporation (“FMCH”) and Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (“FME KGaA”) with respect to the common stock, par value par value $0.0001 per share (the “Common Stock”) of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the “Issuer” or “Humacyte”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

This Amendment No. 1 is being filed to provide updated information regarding the “Filing Persons,” including updates reflecting the “Conversion” (as each of such terms is defined below), and to update certain other Items of the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

This Schedule 13D is being filed by Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care AG (“FME AG”). FMCH and FME AG are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

FMCH. FMCH is a New York corporation and an indirect wholly-owned subsidiary of FME AG. FMCH, which conducts business under the trade name Fresenius Medical Care North America, is the holding company for the North American health care business of FME AG. FMCH’s principal business office is located at 920 Winter Street, Waltham, MA 02451-1547.

FME AG. FME AG is a German stock corporation (Aktiengesellshaft, or AG). FME AG is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. FME AG provides dialysis and related services for individuals with renal diseases as well as other health care services. FME AG also develops, manufactures and distributes a wide variety of health care products. FME AG’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment and acute cardiopulmonary and apheresis products. FME AG supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. FME AG’s other health care services include value and risk-based care programs, pharmacy services, as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. FME AG has also entered into a definitive agreement to sell its interests in National Cardiovascular Partners, through which it is engaged in outpatient cardiac catheterization and vascular laboratory services.

FME AG conducts its business in two global operating and reportable segments. “Care Enablement” comprises FME AG’s health care products business, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management, “Care Delivery” comprises FME AG’s global health care services business, which is primarily engaged in providing services for the treatment of end-stage renal disease and other extracorporeal therapies, including value and risk-based care programs, and also includes its pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals in the U.S, which are used in FME AG’s clinics to provide health care services to patients. FME AG’s Global Medical Office leverages FME AG’s vertically integrated approach to optimize clinical outcomes for FME AG’s patients. At September 30, 2023, FME AG treated 341,793 patients in 4,014 dialysis clinics that FME AG owns or operates in Care Delivery.

FME AG’s registered office (Sitz) is Hof an der Saale, Germany and its principal business office is located at Else Kröner-Strasse 1, 61352 Bad Homburg, Germany.

On November 30, 2023, FME KGaA completed the transformation of its legal form under German law as approved by its shareholders at the Extraordinary General Meeting held on July 14, 2023 (the “Conversion”). Upon registration of the Conversion in the commercial register of the local court in Hof an der Saale, on November 30, 2023, FME KGaA's legal form was changed from a German partnership limited by shares (Kommandigesellschaft auf Aktien, or KGaA) to an AG with the name Fresenius Medical Care AG. Under German law, FME AG as a stock corporation is the same legal entity as FME KGaA, rather than a successor to the partnership limited by shares. Upon effectiveness of the transformation of legal form, the share capital of FME KGaA became the share capital of FME AG, persons who were shareholders of FME KGaA became shareholders of FME AG in its new legal form, and holders of American Depositary Shares (“ADSs”) representing shares of FME KGaA became holders of ADSs representing shares of FME AG.

FME KGaA did not transfer any assets to another entity, merge into or with or consolidate with any entity, or acquire the shares of any other entity, in connection with or as a result of the Conversion. Upon effectiveness of the Conversion, Fresenius Medical Care Management AG (“Management AG”), the general partner of FME KGaA, and a wholly-owned subsidiary of Fresenius SE & Co. KGaA (“Fresenius SE”), exited FME KGaA, and FME AG was deconsolidated from the Fresenius SE group of companies. Fresenius SE, which held approximately 32.2% of the share capital in FME KGaA prior to the Conversion, continues to hold such portion of the share capital of FME AG following the Conversion. Contractual and other legal relationships existing between FME KGaA and third parties were not affected by the Conversion, unless special contractual provisions provide otherwise.

The principal trading market for the ordinary shares of FME AG is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). In addition, ADSs representing the ordinary shares if FME AG are listed and traded on the New York Stock Exchange.

The outstanding share capital of FME AG consists of ordinary shares issued only in bearer form. Accordingly, unless it receives information regarding acquisitions of its shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, FME AG faces difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. Persons who become “beneficial owners” of more than 5% of FME AG’s ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934 and Regulation 13D-G thereunder. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”) persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, pursuant to WpHG Sections 33 et seq., holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below specified thresholds. FME AG has been informed that Fresenius SE currently holds 94,380,382 shares, or approximately 32.2% of FME AG’s ordinary shares. Pursuant to Section 40 WpHG, FME AG publishes information regarding such notifications on the web site of Deutsche Gesellschaft für Ad-hoc-Publizität mbH operated by EQS.com, and on its own web site, www.Freseniusmedicalcare.com.

As noted above, until the effective date of the Conversion, Fresenius SE was also the owner of all of the outstanding share capital of Management AG, the general partner of FME KGaA. With Management AG’s exit as general partner, FME AG and its direct and indirect subsidiaries (the “FME Group”) were deconsolidated from Fresenius SE’s consolidated financial statements due to a loss of control in accordance with IFRS 10. The FME Group is now classified as an associate of Fresenius SE in accordance with IAS 28 due to Fresenius SE’s significant influence resulting from its 32.2% ownership and the non-transferable right granted to Fresenius SE by FME AG’s Articles of Association to appoint two of the six shareholder representatives to the FME AG Supervisory Board. Such right of appointment shall exist for as long as Fresenius SE holds 30% or more of FME AG’s share capital, and will be reduced to the right to appoint one of the six shareholder representatives to the FME AG’s Supervisory Board for as long as Fresenius SE holds at least 15% (but less than 30%) of FME AG’s share capital.

Information with respect to the directors and officers of FMCH, the members of the Supervisory Board of FME AG and the members of the Management Board of FME AG, is set forth in Schedule I to this Schedule 13D.

Upon the effective date of the Conversion, FME AG became subject to mandatory co-determination under the German Co-Determination Act (Mitbestimmungsgesetz) and will be required to establish a supervisory board with parity co-determination (i.e., rules requiring employee participation in the supervisory boards of certain German enterprises on a basis of parity). Based on the number of German-based employees of FME Group, the FME AG Supervisory Board will consist of twelve members with equal representation of shareholders and employees. As noted above, Fresenius SE has the right to appoint two of the six shareholder representatives to the FME AG Supervisory Board. The remaining four shareholder representatives are elected by the shareholders of FME AG in the general meeting. The Chair of the FME AG Supervisory Board (who, in the case of a tie in the AG Supervisory Board, has two votes in a new vote on the same matter if this also results in a tie) is Mr. Michael Sen, a member of the FME AG Supervisory Board elected by Fresenius SE. Mr. Sen is the Chair of the management board of Fresenius Management SE (“FSE Management”), the general partner of Fresenius SE. See Schedule I to this Schedule 13D.

The employee representatives on the FME AG Supervisory Board will be elected in accordance with the German Co-Determination Act. To create parity on the supervisory board before the election process has been completed, FME AG has announced commencement of the process for an interim court appointment of employee representatives in the FME AG Supervisory Board. Such a court appointment is a standard procedure, and FME AG expects the general works council or relevant trade unions to proceed accordingly.

In addition to Fresenius SE’s participation in FME AG, the Fresenius SE group of companies consists of three independently operated business segments (the “Fresenius Group”), each one active in a major growth area of healthcare. Fresenius Helios is Europe’s largest private hospital operator, Fresenius Kabi supplies essential drugs, clinical nutrition products, medical devices and services to help critically and chronically ill patients, and Fresenius Vamed plans, develops and manages healthcare facilities. Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, based on the most recent notification to Fresenius SE pursuant to the notification requirements of the German Securities Trading Act referred to above, Fresenius SE has been informed that the Else Kröner-Fresenius Stiftung (the “Foundation”) owns approximately 26.96% of Fresenius SE’s ordinary shares. The Foundation is also the sole shareholder of FSE Management, the general partner of Fresenius SE, and has sole power to elect the Supervisory Board of FSE Management, which appoints the Management Board of FSE Management. The Management Board of FSE Management acts for FSE Management as general partner in the management of Fresenius SE.

The Foundation serves to promote medical science, primarily in the fields of research and treatment of illness, including the development of apparatus and preparations (e.g., artificial kidneys) for such purposes. The Foundation may promote only those research projects, the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. The management board (Vorstand) of the Foundation exercises voting and dispositive power over the Fresenius SE ordinary shares held by the Foundation as well as over the shares of FSE Management held by the Foundation. The members of the Foundation’s management board are Prof. Dr. Michael Madeja (Chair) and Dr. Tanja Dangmann.

During the last five years, none of the Filing Persons and to their knowledge, none of their respective directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

FMCH has neither disposed of nor acquired any shares of the Issuer’s Common Stock subsequent to the filing of the Schedule 13D in September 2021. Except for such changes, if any, as may be deemed to have occurred as a result of the Conversion, there has been no change in the Filing Persons’ beneficial ownership of the Issuer’s Common Stock subsequent to the initial filing of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information under the caption “Investor Rights Agreement” in Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The lock-up agreement under the Investor Rights and Lock-up Agreement applicable to 15,812,735 shares of the Issuer’s Common Stock acquired by FMCH in the Business Combination expired one year from its date. All of the shares of the outstanding Common Stock of the Issuer owned by FMCH have been registered under the Securities Act (Registration No. 333-267222).

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2023

FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ Bryan Mello
Name:	Bryan Mello
Title:	Vice President and Assistant Treasurer

FRESENIUS MEDICAL CARE AG

By:	/s/ Franklin W. Maddox
Name:	Franklin W. Maddux
Title:	Member of Management Board and Global Chief Medical Officer

By:	/s/ William Valle
Name:	William Valle
Title:	Member of the Management Board Responsible for Care Delivery

SCHEDULE I

The officers and members of the board of directors FMCH, the members of the Management Board of FME AG, and the members of the Supervisory Board of FME AG elected by the shareholders of FME AG, their respective present principal occupations or employment, and their respective business addresses are set forth below. For information regarding the requirement for employee representation on the supervisory board of FME AG pursuant to the German Co-determination Act, see Item 2. Each of the directors of FMCH is also a member of the FME AG Management Board and, except for Mr. William Valle, their business address is at FME AG, as set forth below. Mr. Valle’s business address, and the business address of persons whose principal occupation or employment is as officers of FMCH, is 920 Winter Street, Waltham, MA 02451-1547. All of the directors and officers of FMCH are U.S. citizens; in addition, Ms. Helen Giza is a dual citizen of the U.S. and Great Britain. The citizenship of the members of the Supervisory Board of FME AG is indicated next to their respective names.

Directors of FMCH

Name	Principal Occupation or Employment

Ms. Helen Giza	Chief Executive Officer of FME AG
Franklin Maddux, MD	Global Chief Medical Officer, FME AG
Mr. William Valle	FME Management Board member responsible for Care Delivery

Officers of FMCH

Name	Title	Principal Occupation or Employment

Mr. William Valle	President and CEO	See “Directors of FMCH,” above
Mr. Thomas J. Brouillard	CFO and Interim Treasurer	Chief Financial Officer, Care Delivery, FME AG
Ms. Patricia Rich	Senior Vice President and Secretary	Senior Vice President, and General Counsel, Care Delivery and US Litigation and Investigations, Fresenius Medical Care North America; Senior Vice President and Secretary of FMCH.
Mr. Dominic Gaeta	Vice President and Assistant Secretary	Deputy General Counsel, Fresenius Medical Care North America
Mr. Bryan Mello	Vice President and Assistant Treasurer	Director of Taxes, Fresenius Medical Care North America
Ms. Christine Smith	Vice President and Assistant Treasurer	Vice President and Assistant Treasurer, FMCH
Ms. Christine Immick	Vice President and Assistant Treasurer	Vice President and Assistant Treasurer, FMCH
Ms. Dorothy Rizzo	Assistant Treasurer	Assistant Treasurer, FMCH
Ms. Mollie Mille	Assistant Treasurer	Assistant Treasurer, FMCH
Mr. Joseph Randor	Assistant Treasurer	Assistant Treasurer, FMCH

Members of the Management Board of FME AG

Name	Principal Occupation or Employment	Citizenship

Ms. Helen Giza	Chair of the Management Board and Chief Executive Officer of FME AG	USA/Gr. Britain
Mr. Martin Fischer	Member of the Management Board and Chief Financial Officer of FME AG	Germany
Mr. William Valle[1]	FME AG Management Board member responsible for Care Delivery	USA
Dr. Katarzyna Mazur-Hofsäß	FME AG Management Board member responsible for Care Enablement	Poland/Germany
Franklin W. Maddux, MD	Global Chief Medical Officer, FME AG	USA

Members of the Supervisory Board of FME AG Elected by the Shareholders2

Name	Principal Occupation or Employment	Citizenship

Mr. Michael Sen, Chair	Chief Executive Officer of Fresenius SE and Chair of the management board of Fresenius Management SE	Germany
Ms. Sara Lisa Hennicken, Deputy Chair	Chief Financial Officer and member of the management board of Fresenius Management SE	Germany
Gregory Sorensen, MD	Chief Executive Officer of DeepHealth, Inc., and Executive Chairman of the Board of Directors of IMRIS (Deerfield Imaging, Inc.)	USA
Ms. Pascale Witz	President of PWH ADVISORS SASU and CEO of PWH ADVISORS LLC; member of various corporate boards	France
Mr. Shervin J. Korangy	President and Chief Executive Officer at BVI Medical, Inc.	USA
Dr. Marcus Kuhnert	Member of the Executive Board (general partner) and Chief Financial Officer (CFO) of MERCK KGaA (until 30 June 2023) and member of the Executive Board (general partner) of E. Merck KG	Germany/USA

1 Mr. Valle has informed the Management Board of his intention to retire from FME AG and its subsidiaries at the end of 2023. FME AG has announced that, effective January 1, 2024, Mr. Craig Cordola will succeed Mr. Valle as the new Management Board member responsible for FME AG’s globally operating Care Delivery segment. Mr. Cordola is a U.S. citizen.

2 See Item 2 regarding the status of the election of employee representatives to the FME AG Supervisory Board.